NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY JURISDICTION WHERE TO DO SO MIGHT CONSTITUTE A VIOLATION OF THE LOCAL SECURITIES LAWS OR REGULATIONS OF SUCH JURISDICTION.

EVRY ASA’s unaudited half-year financial report for the six-month period ended June 30, 2019

NOTICE TO EVRY SHAREHOLDERS IN THE UNITED STATES

Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There is no intention to register any securities referred to herein in the United States. Any securities referred to herein are being offered or sold in the United States pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

This document is made for the securities of a foreign company. The document is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under any transaction referred to herein, such as in open market or privately negotiated purchases.

Digital
+Advantage

Q2

OSLO BØRS TICKER: EVRY

Interim report for Q2 2019 and first six months 2019

Content

Financial highlights	5

Business update	6

Group performance	9

Business area performance	15

Key figures and financial ratios	18

Responsibility statement	19

Condensed consolidated interim financial statements	20

Alternative performance measures (APMs)	35

EVRY ASA	Q2 AND H1 REPORT 2019 | 3

About EVRY

EVRY is a leading Nordic tech and consulting company. Together with our customers and an ecosystem of the best global digital experts, we shape the future today by applying new technologies to improve end user experiences, and the performance of people, processes and systems.

We are close to our customers and represent a Nordic mindset on responsibility, quality and security.

We leverage our Nordicness to do business in more than 18 countries. EVRY is listed on Oslo Stock Exchange under the ticket code EVRY. Our 9 000 employees are passionate about creating digital advantage and shaping the future – today.

EVRY reported turnover of NOK 12.9 billion in 2018 and the company’s headquarters are located at Fornebu just outside Oslo.

www.evry.com

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Statements herein, other than statements of historical fact, regarding future events or prospects, are forward-looking statements. EVRY has based these forward-looking statements on its current views with respect to future events and financial performance. These views involve a number of risks and uncertainties, which could cause actual results to differ materially from those predicted in the forward-looking statements and from the past performance of EVRY.

Although EVRY believes that the estimates and projections reflected in the forward-looking statements are reasonable, they may prove materially incorrect, and actual results may materially differ, e.g. as the result of risks related to the IT services and software markets in general or EVRY including those described in the Prospectus provided in connection with the IPO and other information made available by EVRY. As a result, you should not rely on these forward-looking statements. EVRY undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

EVRY ASA	Q2 AND H1 REPORT 2019 | 4

Financial highlights

The growth in consultancy services and application services for the second quarter underlines a continuous positive shift in revenue mix, as higher margin services are delivered

▪	Total revenue of NOK 3 178 million in Q2 2019 (NOK 3 286 million in Q2 2018)

▪	Total revenue of NOK 6 507 million in H1 2019 (NOK 6 494 million in H1 2018)

▪	Organic growth[2] of negative 3.4% in Q2 2019 (7.5% in Q2 2018)

▪	Organic growth[2] of 0.1% in H1 2019 (3.9% in H1 2018)

▪	EBITA[1] in Q2 2019 of NOK 354 million (NOK 374 million in Q2 2018), representing an EBITA[1] margin of 11.2% in Q2 2019 (11.4% in Q2 2018)

▪	EBITA[1] in H1 2019 of NOK 686 million (NOK 694 million in H1 2018), representing an EBITA[1] margin of 10.5% in H1 2019 (10.7% in H1 2018)

▪	Increased cash conversion in H1 2019 of 85.7%, up from 78.3% in H1 2018

▪	EPS[1] in Q2 2019 of NOK 0.56 in line with Q2 2018

▪	EPS[1] in H1 2019 was NOK 1.06 (NOK 1.09 in H1 2018)

▪	Backlog of NOK 18.1 billion as of 30 June 2019

(NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018
Operating revenue	3 178	3 286	6 507	6 494	12 912
Organic growth	-3.4%	7.5%	0.1%	3.9%	3.0%
EBITDA[1]	477	429	927	802	1 812
EBITDA margin (%)[1]	15.0%	13.0%	14.2%	12.4%	14.0%
EBITA[1]	354	374	686	694	1 582
EBITA margin (%)[1]	11.2%	11.4%	10.5%	10.7%	12.3%
Free cash flow	48	290	-14	-31	997
Cash conversion (LTM)			85.7%	78.3%	86.2%
Backlog (NOK billion)			18.1	18.8	19.4
Earnings per share[1]	0.56	0.56	1.06	1.09	2.89

1) Before other income and expenses

2) Organic growth is defined as revenue adjusted for impacts from acquisitions, divestments and foreign currency effects

For investor and analyst enquiries Helle Wiggen, Investor Relations Manager +47 93823402 For media enquiries Unni Strømstad, EVP Communications and Marketing, + 47 97753453

Per Hove, CEO at EVRY, comments:

“In this quarter we have announced that Tieto and EVRY are joining forces to create a leading Nordic digital services company. Meanwhile, we continue to see good traction in Financial Services driven by demand across geographies, solutions and services areas. Established banks and new fintech entrants gain competitive advantage by using our next generation of card and mobile payments services.

We are accelerating our positioning - in the data economy by introducing Data-Driven Services as a powerful growth initiative. This will enable our customers to grow their business by better understand and utilize the growing data economy.”

EVRY ASA	Q2 AND H1 REPORT 2019 | 5

Business update

TIETO AND EVRY JOINING FORCES TO CREATE A LEADING NORDIC DIGITAL SERVICES COMPANY

18 June 2019 Tieto and EVRY announced a merger agreement to create one of the most competitive digital services and software companies in the Nordics. With combined revenue of around NOK 30 billion and 24 000 professionals, the combined company will be well positioned to create digital advantages for Nordic enterprises and society. The transaction will be highly complementary from a geographical, offering and customer perspective.

Key transaction highlights include

▪	The shareholders of EVRY will receive 0.12 new shares in Tieto and NOK 5.28 in cash for each share in EVRY

▪	Support and pre-commitments from the largest shareholders in both Tieto and EVRY

▪	Annual cost synergies of EUR 75 million

▪	Completion of the merger is conditional on approval of the respective EGMs of Tieto and EVRY, and customary merger control approvals

▪	EGMs are expected to take place in September 2019 at the latest and completion during the fourth quarter of 2019, or during the first quarter of 2020 at the latest, subject to all regulatory approvals having been obtained

▪	Combined company to be named TietoEVRY

▪	Tieto’s Shareholders’ Nomination Board and the Board of Directors propose to the EGM that Tomas Franzén will chair the Board of Directors consisting of Tieto and EVRY Board members

▪	Kimmo Alkio will be Chief Executive Officer of the combined company

▪	The company continues to be listed on Nasdaq Helsinki and Nasdaq Stockholm. In addition, the company will seek listing on Oslo Børs in connection to the completion of the merger or as soon as possible thereafter

Rational of the combination

▪	Strong combined digital competence

▪	Broader offering to customers and better access to talent

▪	Highly complementary businesses in Norway, Finland and Sweden

▪	A significant step towards becoming one of the largest digital service companies also in Sweden

▪	Significant cost savings potential on at least selling, general and administrative expenses, delivery efficiency and investment rationalization

The merger will combine strong digital competences and industry software with advanced cloud and infrastructure services. Based on the companies’ product and competence portfolios, there is potential to increase the competitiveness for the benefit of customers and employees – and potential to grow across businesses.

The transaction will be highly complementary from a geographical, offering and customer perspective. It will also create one of the largest digital services communities in the Nordics. The merger further drives scale, longer-term revenue synergies, as well as innovation through combined targeted investments. The combination is expected to create value for shareholders through targeted cost synergies of around EUR 75 million annually, to be achieved through efficiencies in delivery and selling, general and administrative expenses, and portfolio and investment rationalization. The companies expect that around 60 percent of savings will be achieved by the end of 2021 and 90 percent by the end of 2022. The companies estimate that non-recurring implementation costs, anticipated to materialize by 2022 will amount to EUR 120–140 million TietoEVRY will continue examining the synergy possibilities further.

For more information please visit www.evry.com/investor

CONTINUING THE JOURNEY TOWARDS BECOMING A NORDIC CONSULTING POWERHOUSE

The demand across the Nordic region for Consulting services is on the rise with a significant potential for EVRY to both secure future growth and position the company in the market. The focus is to land exciting projects were the company can leverage itself as a Nordic organization to create value for both its customers and society at large with EVRY’s consulting value proposition.

By working cross-Nordic, EVRY will be able to solve even bigger challenges for its customers by drawing on the full breadth and depth of the company’s skills and competencies. The company is continuously developing offerings and structural capital to the benefit of the company’s customers and employees. EVRY will further strengthen its competence development through cross-border collaboration.

In the first quarter of 2019 EVRY announced the new Nordic Consulting organisation. As a result, EVRY is formalising the path it has been on for the last few months, which is a strong, competent and viable consulting organisation relevant for customers in need of finding, creating and sustaining their digital advantage, and employees and prospective employees seeking to develop their skills by solving real business challenges. During the second quarter EVRY has gradually made changes to enable a closer co-operation across the Swedish and Norwegian Consulting organisations. Implementing Nordic Consulting is a natural next step on the company’s journey to become the number one Digital Transformation Consulting Organisation in the Nordics. EVRY will continue to invest in and build on its seven practices, the joint leadership team appointed in the second quarter, and most importantly in its employees.

EVRY’s seven practices
1.	Digital Experience
2.	Business Consulting
3.	Application Innovation
4.	Business Applications
5.	AI, Analytics & Insight

6.	Cloud & Infrastructure
7.	Security & Risk

To head up this Nordic organisation, EVRY’s Executive Management Team has appointed Christian Pedersen for the

EVRY ASA	Q2 AND H1 REPORT 2019 | 6

role of Executive Vice President (EVP), Nordic Consulting. Until now, Christian Pedersen has headed up the Norwegian Consulting organisation and will now expand his responsibility to cover the Nordics.

A STRONG MIX OF DELIVERIES AND SALES MOTIONS ALSO IN THE SECOND QUARTER

In the second quarter of 2019, EVRY entered into an agreement with the Norwegian Labour Inspection Authority (Arbeidstilsynet) for the delivery of Health, Safety and Environment (HSE) card solutions. Everyone who carries out work on building and construction sites, including both Norwegian and foreign workers, must have an HSE card. The HSE card identifies the enterprise you are working for and who you are. The HSE card helps to provide a better overview of who is present on a building or construction site, or in cleaning service companies. The HSE card solution delivered by EVRY will help to create a better insight and overview in all businesses that carry out work on building and construction sites, and for all approved Norwegian and international cleaning services companies. EVRY will in addition develop a solution for ordering HSE cards and provide support to the HSE card users. The goal is to streamline and improve the current HSE card solution with a more modern and innovative solution. This contract is an excellent example of how EVRY collaborates internally and leverages its expertise within card services in Financial Services to apply this to a completely different industry in order to create digital advantage, while ensuring the security that is a key component of the delivery. Delivery is from Financial Services with consultants in Norway and Global services, and Data-Driven Services. The customer is in EVRY’s Public and Health market unit.

In the same quarter EVRY signed a Unit4 contract with the Norwegian insurance company, Fremtind. Fremtind is a new insurance company with long experience, and a result of the merger between Sparebank 1 and DNB’s insurance companies. Unit4 is a software company that designs and delivers enterprise software and Enterprise Resource Planning (ERP) applications and related professional services for people in services organizations. The agreement includes a comprehensive implementation project, Unit4 Business World (UBW) licenses, hosting and support. Fremtind’s new UBW (ERP) solution will create the basis for an economy function that will be characterized by efficiency and high delivery quality. The focus is to provide value to the rest of Fremtind’s organization in the form of more automated accounting and an integrated system landscape with the modern and smart UBW solution. Fremtind Insurance chose EVRY since UBW has a good basic functionality as well as a reporting and consolidation solution. Fremtind Insurance appreciated the innovative solutions that already exist in the system, and like what lies in the system’s development pipeline. The modular solution will enable more integrations and extension options in the long term, which allow time savings in operational and administrative processes for accounting and reporting users. External operation of the solution will also free up time and resources for internal maintenance and enable a more frequent upgrade process for newer versions of UBW. Fremtind is confident that EVRY, with its experience of similar projects, as well as the project team’s knowledge and implementation capabilities, is well-equipped to carry out a successful implementation project.

EVRY also helped Boliden in the quarter, a Swedish high-tech metal company with its own mines and smelters, to implement its Road Map regarding its transition to modern and common processes and systems in the second quarter. Boliden’s Road Map comprises four countries and contains both mines and smelters. EVRY, together with Boliden, conducts both preliminary studies for the transitions and participates in the implementation projects. EVRY and Boliden have agreed on a management model of these common systems and its use.

Further, EVRY signed a significant application development, maintenance and support contract with Creditinfo in the second quarter. Creditinfo is a Nordic Fintech company in the domain of Credit risk management headquartered in Reykjavik. The contract involves development and maintenance of their Credit Bureau system (CBS) that is used by central banks in over 35+ countries. EVRY is selected as their strategic vendor in many areas including Application Development (AD) and Application Management (AM), testing, application integration and support. This account is delivered by Application Innovation in consulting towards market unit Nordic Small and Medium sized Enterprise (SME) with deliveries coming from Global Delivery in EVRY Ukraine.

In the first quarter of 2019, EVRY landed the biggest public tender contract, at that time, for Robotic Process Automation (RPA) with the Municipality of Stavanger in Norway. In the second quarter, EVRY continues to see an increased interest from the public sector to get started with robotization in order to make it easier for municipalities to focus on and deliver high value citizen Services. EVRY was chosen as a partner for the Swedish Municipality of Linköping in developing the right governance and organizational model for RPA. This is the first public tender within RPA won in Sweden. In EVRY, a collaboration between cognitive services and business consulting will contribute with methodology (e.g. prioritization of processes, process mapping, framework for development, documentation etc.), and help the municipality to develop their first processes. EVRY will also support with creating routines and methodology for the client to be able to continue developing RPA processes.

EVRY has in the second quarter supported Derome, a Swedish company in the forest industry with a turnover in 2018 of NOK 8 billion and 2 200 employees, to unite its group business process through a common Enterprise Resource Planning (ERP) platform. The implementation project is sold and defined in cooperation with IFS and several of EVRYs delivery units. IFS is a global enterprise software vendor providing solutions that help companies get better return on investments. This project will be delivered as a collaboration between several competence areas and will build strong practices across geography during the project time. The project is aiming to replace several ERP systems to one common platform with IFS Application as their core ERP system to support their business units; Derome Timber, Derome Byggvaror & Träteknik (DBT) and Derome Hus.

DATA-DRIVEN SERVICES ACROSS THE NORDIC

In the second quarter of 2019 EVRY established a new entity aimed to leverage data economy drivers in the market. EVRY has always been a data-driven company and has now merged its two strongest competency environments within data into one organization called Data-Driven Services. Data-Driven Services is equipped with an updated mandate and new

EVRY ASA	Q2 AND H1 REPORT 2019 | 7

Nordic management, and a new Nordic organisation is now operationalised. Data-Driven Services will be building new data-driven services on solid heritage from both the Swedish and Norwegian markets. The organization consists of over 200 professionals primarily in Sweden and Norway.

Data-Driven Services will also function as an innovation platform for other parts of EVRY enabling new data-driven businesses and value-adding services to customers.

Q2 WIN AS DATA-DRIVEN SERVICES

In the second quarter of 2019 EVRY’s Data-Driven Services won an important agreement with Entercard. Entercard has requested a multichannel service to support its Nordic operation, and the new Nordic team will deliver it together. EVRY was in fierce competition in the whole process and was chosen by demonstrating the best expertise and delivery power both in Norway and Sweden, which are Entercard’s largest markets. According to Entercard, EVRY stood together and wanted to win. This win confirms that EVRY is benefitting from its strategy as a Nordic entity and go-to-market model.

Gjeldsregisteret, a company fully owned by EVRY, was launched in the second quarter. Gjeldregisteret is a Norwegian debt register that gives financial companies a new tool for quickly and efficiently assessing people’s debt capacity. Consumers will also be able to check the amount of consumer debt they have on the debt register’s website, gjeldsregisteret.com, making it easier for them to have an overview of their own financial situation. More than 150 financial companies will provide the new debt register with information on consumer debt.

ORCHESTRATING A DATA ECO-SYSTEM

EVRY has decided to launch an open data platform as part of its initiative to build an eco-system of data-driven services for the market. This platform will enable market value generation through two core functions; firstly, the platform will serve as an open marketplace where customers and partners can choose to opt-in in order to create, distribute and consume data-driven services from EVRY and other parts of the eco-system. Secondly, EVRY want to offer an innovation platform, where partners and customers can utilize an analytics sandbox to experiment with data and create new value-added services for own business or customers. Data access and integrity, along with general security will of course be of key concern and will be integrated by design. The company believes this is EVRYs way to bring «data to the people» and open for enhanced value creation in the Nordics.

FINANCIAL SERVICES IS EXPERIENCING HIGH ACTIVITY DRIVEN BY BROADLY-BASED DEMAND ACROSS ALL SOLUTION AND SERVICES AREAS

In the Financial Services area, several larger contracts and a high number of medium and smaller agreements have been signed. These contracts are not only with large Nordic banks, but also with many of the medium and small-sized banks. EVRY continues to see strong interest in the market for card and mobile payment services, where customers increasingly seek a partnership with a trusted service provider that can deliver new and innovative solutions based on the latest technology.

In May, EVRY announced that the Savings Banks Group in Finland had chosen to extend its agreement with EVRY for five more years. The agreement includes debit and credit card production as well as associated services. In Sweden, EVRY extended an agreement with one of the largest banks in the Nordics for the delivery of card payment processing services. The agreement gives the bank access to one of the industry’s most trusted payment processing services platforms. Under the agreement, EVRY will take care of all the processes that go on behind card payments, from switching of authorisations, encrypted communication with the card networks and the issuing and acquiring banks, fraud control, through to charging the fees calculated by the card networks and transfer of financial transactions back to the merchants. The agreement represents total contract value of approximately NOK 190 million over a period of three years.

THE FIRST GELDMAAT ATM IN OPERATION

EVRY sees an increasing interest among banks throughout Europe to reduce the costs of handling cash, while at the same time they need to improve their services and provide customers with greater convenience. In July last year, EVRY signed a five-year agreement with Geldmaat, a joint venture of the three largest banks in the Netherlands, ABN AMRO Bank, ING Bank and Rabobank. From June 2019, Geldmaat’s ATMs will gradually start to appear on the streets of Dutch cities. This marks the beginning of the transfer of all three banks’ ATMs to Geldmaat, which is the company in charge of the Dutch cash supply. The renewed ATMs will be evenly distributed throughout the country and have the same look, work in the same way and carry the geldmaat name. EVRY is one of the few suppliers in the world that offers a true ATM-pooling solution, and EVRY currently manages and delivers ATM services for around 80% of the Scandinavian market and in 11 countries in the rest of Europe.

“BEST IN CLASS” AMONG IT CONSULTANCY FIRMS IN NORWAY

In the second quarter of 2019 EVRY won prize for being "best in class" among IT Consultancy firms in Norway. EVRY was also climbing on the list for IT and Technology students to number four this year, and finally see the result of great effort and focus on talent acquisition when it comes to attract and recruit these students. In the war for talents, the single most important element going forward is motivated and skilled employees, which makes it great to see EVRY on 4th place in the Universum ranking. EVRY was also the fastest growing employer in the Universum ranking in Sweden, and climbed to number 87 on the list, which is up 67 positions. Universum delivers the critical talent market insights, winning brand strategies and compelling, story-led communication organizations need to compete more effectively for the talent. For more information please see www.universumglobal.com

In order to meet the current market demand for digital services EVRY has signed 115 graduates in Norway and Sweden that will start in Q3 after the summer break 2019. Total recruitments in EVRY so far this year is approximately 570. This number includes only full-time employees that have either signed and/or started in Norway, Sweden, Finland and United Kingdom.

EVRY ASA	Q2 AND H1 REPORT 2019 | 8

Organic growth

in Q2 2019

-3.4%

Operating revenue

in Q2 2019

3 178

NOK million

EBITA1

in Q2 2019

354

NOK million

EBITA margin1

in Q2 2019

11.2%

1)	Before other income and expenses

Group performance

Summary of the second quarter of 2019

This interim report relates to EVRY’s development in the second quarter of 2019 relative to the second quarter of 2018 and the first six months of 2019 relative to the first six months of 2018. All figures are in NOK million unless otherwise stated. All comments regarding EBITDA and EBITA exclude other income and expenses. Please refer to page 35 for a description of the Alternative Performance Measures.

Revenues

The Group reported operating revenue for the second quarter of 2019 of NOK 3 178 million, compared to NOK 3 286 million in the second quarter of 2018. Adjusted for currency impact and acquisitions, the organic growth was negative 3.4% in the second quarter of 2019. The negative growth was mainly due to lower revenues within fulfilment services, which is in line with the company’s strategy as communicated at the Capital Markets Day in November 2018.

EVRY reported a backlog of NOK 18.1 billion at the end of June 2019, a decrease of NOK 0.5 billion from NOK 18.6 billion at the end of March 2019. See “Business Update” for more information about new contracts and projects awarded in the second quarter.

The Group’s revenues are divided into different service lines based on the type of product or services that are offered;

Consulting Services: Bringing together business strategy, design thinking and technology, and making the best use of new, emerging IT technologies and competencies in consultancy and advisory services on digital strategy and service in business development

Application Services: Addressing customers’ needs for business solutions by implementing and running systems developed by the Group or based upon third-party vendor software

Digital Platform Services: Providing access to efficient and reliable IT infrastructure and focusing on hybrid cloud solutions with related application services to enable customers’ digital business

Fulfilment Services: Supply of devices and software for customers’ workforces, including i.e. laptops, mobile devices and equipment for collaboration

CONSULTING SERVICES

Revenues within Consulting Services was NOK 1 163 million, equal to 34.6% of total group revenues in the second quarter of 2019. In the second quarter of 2018 Consulting Services revenues amounted to NOK 1 130 million or 32.9% of total

EVRY ASA	Q2 AND H1 REPORT 2019 | 9

group revenues. Organically this implies an increase of 1.9% in the second quarter of 2019.

The utilisation rate in the second quarter of 2019 (Norway and Sweden combined) was 78.0%, a decrease of 3.4 percentage point compared to the same quarter last year. The decrease was impacted by two less working days in the second quarter of 2019 and lower activity level in Sweden.

APPLICATION SERVICES

Revenues within Application Services was NOK 1 083 million in the second quarter of 2019, which represent 32.2% of total group revenues. In the second quarter of 2018, Application Services revenues amounted to NOK 1 024 million or 29.8% of total group revenues. Organically this implies a growth of 6.0% in the second quarter of 2019.

Of the revenues within Application Services, Financial Services amounted to NOK 534 million or 49.3% of the Application Services revenues. The business area reported an organic growth of 5.7% within application services in the second quarter of 2019.

DIGITAL PLATFORM SERVICES AND FULFILMENT SERVICES

Revenues within Digital Platform Services (Infrastructure Services) was NOK 928 million, equal to 27.6% of total group revenues in the second quarter of 2019. In the second quarter of 2018, Digital Platform Services revenues amounted to NOK 949 million (27.7% of total group revenues). Organically this segment declined 2.0% in the second quarter of 2019 relative to the second quarter of 2018.

Revenues within Fulfilment Services was NOK 190 million, equal to 5.6% of total group revenues in the second quarter of 2019. In the second quarter of 2018 Fulfilment Services revenues amounted to NOK 328 million (9.6% of total group revenues). The second quarter of 2018 was positively impacted by a license sale within the Public and Health division in Norway.

The change in business mix is in line with the company’s strategy, where infrastructure services and fulfilment services become lower in terms of total revenue in percent, and more services are sold higher up in the value stack.

CONSULTING SERVICES

(NOK million)	Q2 2019	Q2 2018	Organic growth	H1 2019	H1 2018	Organic growth	2018
Revenues Consulting Services	1 163	1 130	1.9%	2 386	2 237	4.8%	4 360
In % of total group revenues[1]	34.6%	32.9%		34.7%	32.9%		32.3%

Utilisation Norway (in percent)	79.4%	82.5%		79.9%	82.0%		80.9%
Utilisation Sweden (in percent)	76.4%	79.9%		76.6%	80.4%		78.5%
Utilisation Norway and Sweden (in percent)	78.0%	81.4%		78.3%	81.3%		79.9%

Number of billable consultants Norway	1 133	1 115		1 133	1 115		1 190
Number of billable consultants Sweden	912	927		912	927		933
Number of billable consultants Norway &
Sweden	2 045	2 042		2 045	2 042		2 123

APPLICATION SERVICES

(NOK million)	Q2 2019	Q2 2018	Organic growth	H1 2019	H1 2018	Organic growth	2018
Revenues Application Services	1 083	1 024	6.0%	2 212	2 073	7.3%	4 180
In % of total group revenues [1]	32.2%	29.8%		32.2%	30.5%		30.9%

Where of revenues within Financial Services	534	506	5.7%	1 101	1 022	8.0%	2 072
In % of total revenues [1]	49.3%	49.5%		49.8%	49.3%		49.6%

DIGITAL PLATFORM SERVICES AND FULFILMENT SERVICES

(NOK million)	Q2 2019	Q2 2018	Organic growth	H1 2019	H1 2018	Organic growth	2018
Revenues Digital Platform Services	928	949	-2.0%	1 873	1 883	-0.1%	3 811
In % of total group revenues [1]	27.6%	27.7%		27.3%	27.7%		28.2%
Revenues Fulfilment Services	190	328	-41.9%	401	600	-32.6%	1 156
In % of total group revenues [1]	5.6%	9.6%		5.8%	8.8%		8.6%

1)	Before Group eliminations

EVRY ASA	Q2 AND H1 REPORT 2019 | 10

Profitability

EBITDA AND EBITA BEFORE OTHER INCOME AND EXPENSES

EBITDA in the second quarter of 2019 was NOK 477 million, compared to NOK 429 million in the second quarter of 2018. The EBITA in the second quarter of 2019 was NOK 354 million, representing an EBITA margin of 11.2%. In the second quarter of 2018 the corresponding figures was an EBITA of NOK 374 million and an EBITA margin of 11.4%. The second quarter of 2019 had two less working days than in the second quarter of 2018.

The reduced margin was due to the continuance of lower activity level and performance experienced in EVRY Sweden. The utilisation rate decreased by 3.5%, to 76.4% in the second quarter of 2019, down from 79.9% in the second quarter of 2018.

OTHER INCOME AND EXPENSES

Other income and expenses totalled NOK 98 million in the second quarter of 2019, where of NOK 76 million was related to the IBM partnership transition and transformation project. In addition, expenses of NOK 19 million was accrued for in the second quarter of 2019 related to the proposed merger between EVRY and Tieto as communicated at 18 June 2019. The company expects costs related to the merger (i.e. legal costs, advisor fees and transaction and retention bonuses) to be accrued for, subject to the approval of the merger, in the range of NOK 150 – 200 million. In the second quarter of 2018 other income and expenses totalled NOK 123 million, all related to IBM.

In 2015 EVRY signed a Master Services Agreement (MSA) with IBM for its basic infrastructure. The agreement is built on global best practice from a legal and technical standpoint, at the same time as it incorporates specific requirements from our customers and regulations set by regulatory authorities. The agreement provides a clear description of IBM’s responsibilities and contains strong contractually agreed instruments for ensuring IBM fulfils its responsibilities.

On 19 June 2019, the day after public announcement of the merger between EVRY ASA and Tieto Oyj, IBM Services AS submitted a brief notice of arbitration to EVRY Norge AS, stating that the agreement is unbalanced and should be revised by the arbitrators. The notice does not comply with the agreed procedure for escalation of claims under the MSA between the two parties. Furthermore, EVRY and its legal advisors consider that the legal threshold for a court to modify or revise the MSA, a commercial agreement between two professional parties, is very high. The matter is currently being considered by EVRY together with its legal advisors.

NET FINANCIAL EXPENSES, PROFIT BEFORE TAX AND EARNINGS PER SHARE

Net financial expenses for the second quarter of 2019 was NOK 87 million, an increase of NOK 11 million from NOK 76 million for the corresponding period in 2018. Financial expenses in the second quarter of 2019 was increased by NOK 19 million compared to second quarter of 2018 as a result of the implementation of IFRS 16. In addition, the net financial expenses were negatively impacted by an exchange rate effect of NOK 13 million in the second quarter of 2019, compared to a negative exchange rate effect of NOK 28 million in the second quarter of 2018.

Profit before tax (EBT) for the second quarter of 2019 was NOK 170 million as compared to a profit NOK 174 million for the second quarter of 2018. The effective tax rate for the second quarter of 2019 was 22.8%, representing a tax expense of NOK 39 million. The effective tax rate for the second quarter of 2018 was 35.2%, representing a tax expense of NOK 61 million. The tax expense for the second quarter of 2018 includes withholding tax of NOK 21 million related to dividend from foreign subsidiary.

Earnings per share (EPS) was NOK 0.35 for the second quarter of 2019, compared to NOK 0.30 per share for the second quarter of 2018. Adjusted for other income and expenses, the EPS was NOK 0.50 for the second quarter of 2019, in line with the corresponding quarter of 2018.

EVRY ASA	Q2 AND H1 REPORT 2019 | 11

Organic growth

in H1 2019

0.1%

Operating revenue

in H1 2019

6 507

NOK million

EBITA1

in H1 2019

686

NOK million

EBITA margin1

in H1 2019

10.5%

1)	Before other income and expenses

Group performance

Summary of the first six months of 2019

Revenues

The Group reported operating revenue for the first six months of 2019 of NOK 6 507 million compared to NOK 6 494 million in the first six months of 2018. Adjusted for currency impact and acquisitions, the organic growth was 0.1% in the first six months of 2019 relative to the first six months of 2018.

CONSULTING SERVICES

Revenues within Consulting Services was NOK 2 386 million in the first six months of 2019, equal to 34.7% of total group revenues. In the first six months of 2018 Consulting Services revenues amounted to NOK 2 237 million, or 32.9% of total revenues. Organically this was an increase of 4.8% in the first six months of 2019.

The utilisation in the first six months of 2019 (Norway and Sweden combined) was 78.3%, a decrease of 3.0 percentage point compared to the same period last year. The decrease was due to lower utilisation within the consultancy business in Sweden.

APPLICATION SERVICES

Revenues within Application Services was NOK 2 212 million in the first six months of 2019, which represent 32.2% of total group revenues. In the first six months of 2018 Application Services revenues amounted to NOK 2 073 million or 30.5% of total group revenues. This represents an organic growth of 7.3% in the first six months of 2019 and is a result of the Group’s focus on change in business and revenue mix as described above.

Of the revenues within Application Services, Financial Services amounted to NOK 1 101 million (49.8% of the Application Services revenues). The Application Services growth was mostly driven by higher revenues within this business area.

DIGITAL PLATFORM SERVICES AND FULFILMENT SERVICES

Revenues within Digital Platform Services (Infrastructure Services) was NOK 1 873 million, equal to 27.3% of total group revenues in the first six months of 2019. In the first six months of 2018 Digital Platform Services revenues amounted to NOK 1 883 million, or 27.7% of total revenues. Organically this was a decline of 0.1% in the first six months of 2019.

Revenues within Fulfilment Services was NOK 401 million, equal to 5.8% of total group revenues in the first six months of 2019. In the first six months of 2018 Fulfilment Services revenues amounted to NOK 600 million, or 8.8% of total revenues.

EVRY ASA	Q2 AND H1 REPORT 2019 | 12

Profitability

EBITDA AND EBITA BEFORE OTHER INCOME AND EXPENSES

EBITDA in the first six months of 2019 was NOK 927 million, compared to NOK 802 million in the first six months of 2018. The reported EBITA the first six months of 2019 was NOK 686 million, compared to NOK 694 million in the first six months of 2018. The EBITA margin ended at 10.5% in the first six months of 2018, compared to 10.7% in the first six months of 2018. The decrease margin was driven by lower performance and activity within Sweden.

OTHER INCOME AND EXPENSES

Other income and expenses totalled NOK 186 million for the first six months of 2019, where of NOK 160 million was related to the IBM transition and transformation project. In addition, expenses of NOK 19 million was accrued for in the second quarter of 2019 related to the proposed merger between EVRY and Tieto as communicated at 18 June 2019. In the first six months of 2018 other income and expenses totalled NOK 248 million, which was solely related to the IBM transition and transformation project.

NET FINANCIAL EXPENSES, PROFIT BEFORE TAX AND EARNINGS PER SHARE

Net financial expenses for the first six months of 2019 was NOK 181 million, an increase of NOK 37 million from NOK 144 million for the corresponding period in 2018. The increase was due to interests on lease liabilities, due to the implementation of IFRS 16.

Profit before tax (EBT) for the first six months of 2019 was NOK 318 million as compared to a profit of NOK 300 million for the first six months of 2018. The effective tax rate for the first six months of 2019 was 21.6%, representing a tax expense of NOK 69 million. The effective tax rate for the first six months of 2018 was 29.2%, representing a tax expense of NOK 88 million, including withholding tax of NOK 21 million.

Earnings per share (EPS) was NOK 0.67 per share for the first six months of 2019, compared to NOK 0.57 per share for the first six months of 2018. Adjusted for other income and expenses, the EPS was NOK 1.06 per share for the first six months of 2019 compared to NOK 1.09 per share for the first six months of 2018.

Cash flow

CASH CONVERSION AND DSO

LTM Cash conversion as of June 2019 ended at 85.7%, compared to 78.3% as of LTM June 2018. The increased cash conversion was due to reduced working capital outflow and increased operational cash flow before paid interests relative to adjusted EBITDA for the last twelve months ended 30 June 2019.

As of 30 June 2019, the LTM DSO was 38.3 days, compared to 36.5 days for LTM June 2018, an increase of 1.8 days.

NET CASH FLOW AND FREE CASH FLOW

Net cash flow from operations for the first six months of 2019 was NOK 98 million as compared to negative NOK 196 million for the first six months of 2018. Adjusted operational cash flow for the first six months of 2019 was NOK 234 million, compared to NOK 142 million in the first six months of 2018. The increase in net cash flow from operations in the first six months of 2019 was mainly due increased EBITDA and reduced working capital outflow. The first six months of 2019 was also less negatively impacted by transition and transformation expenses related to the IBM partner agreement, as these were reduced from NOK 261 million in the first six months of 2018, to NOK 97 million in the first six months of 2019.

The change in net working capital was negative in the first six months of both 2018 and 2019, and was driven by the first six months ending on a weekend (in both 2018 and 2019), which had a negative effect, as a large number of accounts receivable were due on the last calendar day in the month, with the result that a significant amount of customer payments fell into July.

Net operational investments for the first six months of 2019 totalled NOK 247 million, compared to NOK 173 million for the same period in 2018. Investment in tangible operating assets amounted to NOK 53 million for the first six months of 2019, while investment in in-house developed software amounted to NOK 195 million in the same period. The corresponding figures for first six months of 2018 were NOK 58 million and NOK 127 million respectively. The increase in investments related to in-house developed software was within Financial Services and investments in the core and payment platform. Investment in group companies amounted to negative NOK 11 million in the first six months of 2019 and was related to dividend from a joint venture company. Investment in group companies amounted to NOK 129 million in the first six months of 2018, where the major part was related to the acquisition of Findwise AB in Sweden and the acquisition of the remaining shares in EVRY Financing AS.

Net cash flow from financing for the first six months of 2019 was negative NOK 155 million, where of payments related to lease liabilities amounted to NOK 159 million in the first six months of 2019. The company paid out dividend to the shareholders of NOK 646 million in May 2019, where temporary draw downs on the Revolving Credit Facility has been done to bridge the pay out. The net cash flow from financing for the first six months of 2018 was negative NOK

EVRY ASA	Q2 AND H1 REPORT 2019 | 13

239 million, due to payment of dividend to the shareholders of NOK 464 million in May 2018.

Free cash flow for the first six months of 2019 was negative NOK 14 million compared to negative NOK 31 million for the same period in 2018.

Equity and capital structure

The equity as of 30 June 2019 was NOK 2 538 million, equal to an equity ratio of 19.5%, compared to an equity of NOK 2 486 million and an equity ratio of 22.8% as of 30 June 2018. The reduced equity ratio is explained by dividend of NOK 646 million paid out to the shareholders in May 2019. In addition, total assets have increased as a result of the implementation of IFRS 16.

The Group had total outstanding long term interest-bearing debt of NOK 6 693 million at the end of June 2019, where of NOK 1 392 million was related to non-current lease liabilities (due to the implementation of IFRS 16). The cash balance was NOK 341 million as of 30 June 2019 and current lease liabilities and other current interest-bearing liabilities amounted to NOK 322 million. This implies a net interest-bearing debt (NIBD) of NOK 6 713 million and a net leverage of 3.47x LTM Adjusted EBITDA.

EVRY ASA	Q2 AND H1 REPORT 2019 | 14

Business Area Performance

The Group’s activities are divided into three reporting business areas for 2019. The business areas reflect the main markets served and correspond with the structure used for reporting to the Group’s decision makers.

Operating revenue (NOK million)	Q2 2019	Q2 2018	Organic growth	H1 2019	H1 2018	Organic growth	2018
EVRY Norway	1 419	1 497	-5.2%	2 921	2 962	-1.4%	5 765
EVRY Sweden	767	836	-7.1%	1 584	1 675	-4.7%	3 301
EVRY Financial Services	862	847	1.9%	1 749	1 666	5.2%	3 392
Other	128	106		254	191		454
Group	3 178	3 286	-3.4%	6 507	6 494	0.1%	12 912

EBITA (NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018
EVRY Norway	129	169	286	286	604
EVRY Sweden	37	62	68	127	248
EVRY Financial Services	119	106	213	198	456
Other	69	37	119	83	274
Group (before other income and expenses)	354	374	686	694	1 582
Other income and expenses	-98	-123	-186	-248	-560
Group	257	251	500	446	1 022

EBITA margin (%)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018
EVRY Norway	9.1%	11.3%	9.8%	9.7%	10.5%
EVRY Sweden	4.9%	7.4%	4.3%	7.6%	7.5%
EVRY Financial Services	13.8%	12.5%	12.2%	11.9%	13.4%
Group (before other income and expenses)	11.2%	11.4%	10.5%	10.7%	12.3%
Group	8.1%	7.6%	7.7%	6.9%	7.9%

EVRY Norway

Operating revenue for EVRY Norway for the second quarter of 2019 was NOK 1 419 million, a decrease of NOK 78 million, or 5.2% organically, from the second quarter of 2018. The reduction was due to reduced sales within fulfilment services, in line with the company’s strategy.

Operating revenue for EVRY Norway for the first six months of 2019 was NOK 2 921 million compared to NOK 2 962 million in the first six months of 2018, an organic growth of - 1.4%. The negative growth was due to reduced revenues within fulfilment services.

EVRY Norway reported an EBITA of NOK 129 million for the second quarter of 2019, a decrease of NOK 40 million from NOK 169 million in the second quarter of 2018. The EBITA margin for the second quarter of 2019 was 9.1% as compared to 11.3% in the same period of 2018. The margin was negatively impacted by two less working days in the second quarter of 2019 compared to the second quarter of 2018.

The EBITA for the first six months of 2019 was NOK 286 million, in line with the first six months of 2018. The EBITA margin for the first six months of 2019 was 9.8% as compared to 9.7% in the same period of 2018.

EVRY Norway’s order backlog at 30 June 2019 was NOK 6.8 billion, a decrease of NOK 0.5 billion from NOK 7.3 billion at the end of June 2018.

EVRY ASA	Q2 AND H1 REPORT 2019 | 15

EVRY Sweden

Operating revenue for EVRY Sweden for the second quarter of 2019 was NOK 767 million, a decrease of NOK 68 million from NOK 836 million in the second quarter of 2018, equal to a negative organic growth of 7.1%. The utilisation of the billable consultants was 76.4% in the second quarter of 2019, compared to 79.9% in the second quarter of 2018.

Operating revenue for EVRY Sweden for the first six months of 2019 was NOK 1 584 million compared to NOK 1 675 million in the first six months of 2018, a negative organic growth of 4.7%.

EVRY Sweden reported an EBITA of NOK 37 million for the second quarter of 2019, compared to NOK 62 million in the second quarter of 2018. The reduced profitability was mainly due to lower utilisation within the consultancy business area and lower add-on sales within the infrastructure services area. The EBITA margin for the second quarter of 2019 was 4.9% as compared to 7.4% in the second quarter of 2018.

The EBITA for the first six months of 2019 was NOK 68 million, compared to NOK 127 million for the first six months of 2018. The EBITA margin for the first six months of 2019 was 4.3% as compared to 7.6% in the same period of 2018.

EVRY Sweden’s order backlog at 30 June 2019 was NOK 3.2 billion, in line with the backlog at the end of June 2018.

EVRY Financial Services

Operating revenue for Financial Services for the second quarter of 2019 was NOK 862 million, an increase of NOK 15 million from NOK 847 million for the second quarter of 2018. This was equivalent to an organic growth of 1.9% relative to the second quarter of 2018. Both the banking area and the card services area reported revenue growth in the second quarter of 2019 relative to the second quarter of 2018.

Operating revenue for EVRY Financial Services for the first six months of 2019 was NOK 1 749 million compared to NOK 1 666 million in the first six months of 2018, an organic growth of 5.2%.

EVRY Financial Services reported an EBITA of NOK 119 million for the second quarter of 2019, compared to NOK 106 million for the second quarter of 2018. The EBITA margin for the second quarter of 2019 was 13.8% as compared to 12.5% in the second quarter of 2018. The increase in EBITA margin was mainly within the banking area, with an increase in the EBITA margin from 10.3% in the second quarter of 2018 to 14.2% in the second quarter of 2019 due to high activity on several projects.

The EBITA for the first six months of 2019 was NOK 213 million, compared to NOK 198 million for the first six months of 2018. The EBITA margin for the first six months of 2019 was 12.2%, compared to 11.9% in the same period of 2018.

EVRY Financial Services’ order backlog at 30 June 2019 was NOK 8.0 billion, a decrease of NOK 0.3 billion from NOK 8.3 billion at the end of June 2018.

FINANCIAL SERVICES

(NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018

Cards
Revenue	260	254	518	490	989
EBITA	33	45	61	76	148
EBITA margin	12.7%	17.8%	11.9%	15.5%	15.0%

Banking
Revenue	602	593	1 231	1 176	2 403
EBITA	86	61	152	122	307
EBITA margin	14.2%	10.3%	12.3%	10.4%	12.8%

Financial Services Total
Revenue	862	847	1 749	1 666	3 392
EBITA	119	106	213	198	455
EBITA margin	13.8%	12.5%	12.2%	11.9%	13.4%

EVRY ASA	Q2 AND H1 REPORT 2019 | 16

Other

Revenues related to EVRY’s Global Delivery organisation totalled NOK 316 million for the second quarter of 2019, an increase of NOK 65 million from NOK 251 million in the second quarter of 2018. Revenues from Global Delivery were for the first six months of 2019 NOK 618 million, compared to NOK 490 million in the first six months of 2018.

EBITA for the second quarter of 2018 was NOK 44 million, compared to NOK 38 million in the same period of 2018. The EBITA margin for the second quarter of 2019 was 13.9% as compared to 15.2% for the second quarter of 2018. The EBITA for the first six months of 2019 was NOK 92 million, compared to NOK 75 million in the first six months of 2018. The corresponding EBITA margin was 14.9% and 15.4% respectively.

Approximately 60% of the revenue within Global Delivery relates to external customers outside EVRY Group. In addition to providing services to customers in Norway and Sweden, the centres in Ukraine and India also address markets in Western Europe and the United States. The Global Delivery units consist of more than 3 000 FTEs across India, Ukraine and Latvia, and have had high utilisation over several quarters while delivering a stable EBITA margin.

Intra-group eliminations totalled NOK 187 million for the second quarter of 2019 as compared to NOK 145 million for the second quarter of 2018. For the first six months of 2019 intra-group eliminations amounted to NOK 364 million, as compared to NOK 299 million for the first six months of 2018.

Expenses associated with corporate functions which were not allocated to EVRY’s segments totalled NOK -25 million in the second quarter of 2019 as compared to NOK 1 million in the second quarter of 2018. The corresponding figures for the first six months of 2019 and 2018 were NOK -27 million and NOK -8 million.

OTHER

(NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018

Global Delivery
Revenue	316	251	618	490	1048
EBITA	44	38	92	75	172
EBITA margin	13.9%	15.2%	14.9%	15.4%	16.4%

Group eliminations/Group costs
Revenue	-187	-145	-364	-299	-594
EBITA	25	-1	27	8	102

Other total
Revenue	128	106	254	191	454
EBITA	69	37	119	83	274

EVRY ASA	Q2 AND H1 REPORT 2019 | 17

Key figures and financial ratios

This interim report relates to EVRY’s performance in the second quarter of 2019 relative to the second quarter of 2018, and the first six months of 2019 relative to the first six months of 2018. All figures are in NOK million unless otherwise stated. All comments regarding EBITDA and EBITA exclude other income and expenses. Please refer to page 35 for a description of the Alternative Performance Measures.

(NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018

Income statement
Operating revenue	3 178	3 286	6 507	6 494	12 912
EBITDA	379	306	741	554	1 252
Adjusted EBITDA	477	429	927	802	1 812
Adjusted EBITDA margin (%)	15.0%	13.0%	14.2%	12.4%	14.0%
EBITA	257	251	500	446	1 022
Adjusted EBITA	354	374	686	694	1 582
Adjusted EBITA margin (%)	11.2%	11.4%	10.5%	10.7%	12.3%
Other income and expenses	98	123	186	248	560
Operating profit (EBIT)	257	250	500	444	1 021
Net financial items	-87	-76	-181	-144	-231
Profit/-loss for the period	131	113	250	213	640
Adjusted profit/-loss for the period attributable to the shareholders (owners of the parent company)	207	207	395	403	1 071

Cash flow
Adjusted operational cash flow	198	374	234	142	1 374
Net operational investments (CAPEX)	-149	-85	-247	-173	-377
Free cash flow	48	290	-14	-31	997
Cash conversion (LTM)			85.7%	78.3%	86.2%
Net working capital			127	39	-401
DSO (LTM)			38.3	36.5	36.5

Financial position (per end of period)
Total assets			13 009	10 881	11 596
Goodwill			5 707	5 657	5 850
Total equity			2 538	2 486	2 984
Equity ratio			19.5%	22.8%	25.7%
Net interest-bearing liabilities (NIBD)			6 713	4 689	4 104
Employees
Number of employees end of period			9 051	8 641	8 807
Global Delivery in percent of total employees			36.9%	36.1%	36.5%
Full-time employees (in percent)			97.5%	97.8%	97.8%
Number of billable consultants (Norway and Sweden)			2 045	2 042	2 123
Utilisation (Norway and Sweden)			78.3%	81.3%	79.9%

Growth/Sales
Total revenue growth	-3.3%	6.4%	0.2%	3.6%	2.5%
Currency effects	-0.1%	1.8%	0.1%	0.6%	1.1%
Acquisition and Divestment impact	0.0%	-0.7%	-0.3%	-0.3%	-0.7%
Organic growth	-3.4%	7.5%	0.1%	3.9%	3.0%
Backlog (NOK billion)			18.1	18.8	19.4

Stock market ratios
Earnings per share (NOK)	0.35	0.30	0.67	0.57	1.73
Diluted earnings per share	0.35	0.30	0.67	0.57	1.72
Adjusted earnings per share (NOK)	0.56	0.56	1.06	1.09	2.89
Number of shares issued	370 806 077	370 806 077	370 806 077	370 806 077	370 806 077
Number of treasury shares	1 501 744	731 744	1 501 744	731 744	1 501 744
Average number of shares	370 806 077	370 806 077	370 806 077	370 806 077	370 806 077
Average number of shares (diluted)	373.142.996	371.654.177	372.779.345	371.306.864	371 562 291

EVRY ASA	Q2 AND H1 REPORT 2019 | 18

Responsibility statement

We hereby confirm that, to the best of our knowledge, the summarised half-yearly financial statements for the period 1 January to 30 June 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the Group taken as a whole, and to the best of our knowledge give a true and fair view of the information mentioned in Section 5-6, fourth paragraph, of the Securities Trading Act.

BÆRUM, 11 JULY 2019, BOARD OF DIRECTORS OF EVRY ASA

Salim Nathoo Chair	Rohan Haldea

Louise Engelbrecht Søndergaard	Kristin Margrethe Krohn Devold

Leif Teksum	Eva Christina Malin Persson

Bente Riis Lennertzen	Jenny Linnéa Lindh

Tommy Sander Aldrin	Sigve Sandvik Lærdal

Per Hove CEO

EVRY ASA	Q2 AND H1 REPORT 2019 | 19

Condensed consolidated interim financial statements

EVRY ASA	Q2 AND H1 REPORT 2019 | 20

Condensed consolidated statement of comprehensive income

(NOK million)	Note	Q2 2019	Q2 2018	H1 2019	H1 2018	2018
Operating revenue	3	3 178	3 286	6 507	6 494	12 912
Cost of goods sold		1 052	1 136	2 174	2 234	4 354
Salaries and personnel costs		1 489	1 405	3 034	2 835	5 612
Other operating costs		160	316	372	622	1 133
Other income and expenses	5	98	123	186	248	560
Depreciation and write-down of tangible assets and in-house developed software	4	122	55	241	108	230
Operating profit/-loss before amortisation of customer contracts (EBITA)		257	251	500	446	1 022
Amortisation of customer contracts		—	1	—	2	1
Operating profit/-loss (EBIT)		257	250	500	444	1 021
Net financial items		-87	-76	-181	-144	-231
Profit/-loss before tax		170	174	318	300	791
Taxes		39	61	69	88	151
Profit/-loss for the period		131	113	250	213	640

Other comprehensive income
Cash flow hedges		-6	-7	-8	15	13
Currency translation differences		-15	-24	-53	-120	-22
Actuarial gains/-losses on defined benefit pension plans		-2	—	-2	—	-6
Total other comprehensive income		-23	-31	-64	-105	-16

Total comprehensive income for the period		108	81	186	108	624

Total comprehensive income for the period is allocated as follows
Owners of the parent		108	81	186	108	624
Non-controlling interests		—	—	—	—	—

Earnings per share (basic and diluted)
Earnings per share, basic (NOK)		0.35	0.30	0.67	0.57	1.73
Earnings per share, diluted (NOK)		0.35	0.30	0.67	0.57	1.72

EVRY ASA	Q2 AND H1 REPORT 2019 | 21

Condensed consolidated statement of financial position

(NOK million)	Note	30.06.19	30.06.18	31.12.18
Goodwill		5 707	5 657	5 850
Deferred tax assets		598	667	638
Other intangible assets		1 099	815	939
Total intangible assets		7 405	7 140	7 426

Property, plant and equipment		289	340	314
Right to use assets	4	1 668	—	—
Total tangible assets		1 957	340	314

Investment in associated companies and joint ventures		73	72	79
Other non-current financial assets		300	298	321
Total non-current financial assets	3	373	370	400
Total non-current assets		9 735	7 850	8 140

Inventories		71	59	53
Accounts receivable		1 760	1 654	1 701
Other current receivables	3	1 102	1 174	1 056
Bank deposits		341	144	646
Total current assets		3 274	3 031	3 456

Total assets		13 009	10 881	11 596

Equity		2 538	2 486	2 984
Non-controlling interests		—	—	—
Total equity and non-controlling interests		2 538	2 486	2 984

Pension liabilities		272	268	273
Deferred tax		12	5	12
Other provisions for liabilities		2	—	2
Non-current non-interest-bearing liabilities	3	350	481	394
Non-current lease liabilities	4	1 392	14	13
Non-current interest-bearing liabilities	6	5 301	4 763	4 687
Total non-current liabilities		7 329	5 531	5 381

Accounts payable		635	757	842
Duties payable, vacation allowance		1 044	970	1 026
Tax payable		6	65	15
Current lease liabilities	4	305	3	3
Other current liabilities	3	1 152	1 070	1 345
Total current liabilities		3 142	2 864	3 232

Total equity and liabilities		13 009	10 881	11 596

EVRY ASA	Q2 AND H1 REPORT 2019 | 22

Condensed consolidated statement of cash flow

(NOK million)	Note	Q2 2019	Q2 2018	H1 2019	H1 2018	2018
Profit/-loss before tax		170	174	318	300	791
Depreciation, write-down and amortization		122	55	241	110	231
Tax paid		-9	-10	-11	-13	-69
Net financial items		37	32	85	54	42
Change in net working capital		-167	-14	-510	-605	-265
Other changes		44	137	110	297	644
Cash effect from other income and expenses		-61	-159	-136	-339	-661
Net cash flow from operations		136	215	98	-196	713

Investment in tangible operating assets		-27	-28	-53	-58	-138
Investment in in-house developed software		-122	-63	-195	-127	-260
Sale of tangible operating assets (sales proceeds)		—	6	—	12	21
Investment in group companies		11	-129	11	-129	-157
Net cash flow from investments		-139	-214	-237	-302	-534

Draw down of new debt		700	600	850	600	925
Repayment of debt		-100	-350	-200	-352	-828
Repayments of lease liabilites	4	-81	—	-159	—	—
Proceeds from equity issued		—	-23	—	-23	-47
Dividends paid		-646	-464	-646	-464	-464
Net cash flow from financing		-127	-237	-155	-239	-414

Changes in foreign exchange rates		-4	11	-11	—	1
Net change in cash flow		-134	-224	-305	-737	-234

Opening balance bank deposits		475	368	646	880	880
Closing balance bank deposits		341	144	341	144	646

EVRY ASA	Q2 AND H1 REPORT 2019 | 23

Condensed consolidated statement of changes in equity

	Attributable to equity holders of the parent
(NOK million)	Share capital	Own shares	Other paid-in capital	Other equity	Total	Non- controlling interests	Total equity
Equity as of 1 January 2019	649	-3	2 193	145	2 984	—	2 984
Profit/-loss for the period				250	250	—	250
Other comprehensive income				-64	-64	—	-64
Dividend				-646	-646	—	-646
Sharebased options employees				14	14	—	14
Allocation of equity		-301	301	—	—	—	—
Equity as of 30 June 2019	649	-3	1 892	—	2 538	—	2 538

	Attributable to equity holders of the parent
(NOK million)	Share capital	Own shares	Other paid-in capital	Other equity	Total	Non- controlling interests	Total equity
Equity as of 1 January 2018	649	—	2 198	—	2 847	1	2 848
Profit/-loss for the period				100	100	—	100
Other comprehensive income				-105	-105	—	-105
Purchase / sale of treasury shares				-21	-21	—	-21
Transactions with non-controlling interests				—	—	-1	-1
Dividend				-464	-464	—	-464
Sharebased options employees				16	16	—	16
Allocation of equity			-361	361	—	—	—
Equity as of 30 June 2018	649	—	1 837	—	2 486	—	2 486

EVRY ASA	Q2 AND H1 REPORT 2019 | 24

Notes

NOTE 1 – GENERAL ACCOUNTING PRINCIPLES

EVRY (Group) consists of EVRY ASA and its subsidiaries. EVRY ASA is a limited liability company, incorporated in Norway and listed on the Oslo Stock Exchange as of 21 June 2017. These condensed consolidated interim accounts cover the Group and the Group’s interests in associated companies and joint arrangements. As a result of rounding differences, numbers or percentages may not add up to the totals given.

These interim condensed consolidated accounts for the six months ending 30 June 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not contain all the information and disclosures required in an annual financial report and should be read in conjunction with the Group’s annual report for 2018. The annual report can be found at investor.evry.com.

The interim consolidated financial accounts have been produced in accordance with the accounting policies followed in the Group’s annual financial accounts for the year ended 31 December 2018, except for the implementation of the new standard for leases, IFRS 16, which has been implemented from 1 January 2019.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

The standard establishes a five-step model to account for revenue arising from contracts with customers. The core principle of IFRS 15 is that revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires entities to exercise judgement, taking into consideration all relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Consulting Services

Consulting services are performed over time and thereby will be recognised over time, as the customer simultaneously receives and consumes the benefits of the services. Total hours incurred will be used to measure the progress in the over-time revenue recognition.

For consulting services with fixed prices, the revenue recognition will be made linearly over the contract period.

Application Services

Sale of licenses (right to use) that are distinct are recognised at a point in time when the customer is able to use and benefit from the license. Sale of licenses that are part of a bundled contract (right to access) are not distinct and are recognised over the contract period.

Revenue from software developed specifically for customers is recognised over the development period in line with the degree of completion. The degree of completion is calculated on the basis of the number of hours of work delivered to date divided by the total number of hours estimated for the delivery in total.

Digital Platform Services

Where operating services are provided through volume-based contracts, revenue is recognised on the basis of the actual use of services by the customer, or on a linear basis over the period of the contract for term-based contracts. Sales of dialogue services are recognised as revenue on the basis of actual customer usage. Revenue from service and maintenance contracts is recognised in the accounts over the period of the contract, as the customer simultaneously consumes the service and maintenance as it is performed.

Revenue from a transition project that is an integrated part of a subsequent operating services contract is recognised on a linear basis over the period of the operating services contract as this is when the customer receives and consumes the benefits from the project. Revenue from a transition project that is not related to an operating services contract is recognised when the customer receives and benefits from the project.

Fulfilment services

Sale of software and hardware will be recognised at a point in time when the customer obtains control of the goods, which is assumed to be at delivery.

EVRY ASA	Q2 AND H1 REPORT 2019 | 25

NOTE 1 – GENERAL ACCOUNTING PRINCIPLES (CONT.)

Variable considerations

Some contracts can have transaction prices which vary based on contract terms. Variable consideration includes discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The variable consideration is estimated at contract inception and constrained until the related uncertainty is resolved.

For EVRY, the most common variable consideration relates to SLA penalties, volume discounts and price regulations. Variable consideration will be estimated using either an ‘expected value’ or ‘most likely amount’ method, whichever better predicts the consideration to which EVRY will be entitled and will be treated as an adjustment to the transaction price (reduction of revenue). SLA and price regulations are allocated to the service, which is a series of distinct services and will be accounted for as it occurs (SLA) or based on calculations of volume fluctuations (at year-end). Price regulations will not be allocated to services already performed, only prospectively.

Warranty obligations

The standard defines two types of warranties;

(i)	Assurance-type warranties, and

(ii)	Service-type warranties

Assurance-type warranties are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, while service-type warranties represent a distinct service and is a separate performance obligation. EVRYs contracts do not contain any warranties that could have been sold separately. EVRY does not provide any warranties beyond promising that the deliverables meet the agreed specifications, i.e. SLA, and these warranties therefore do not represent separate performance obligations.

Principal versus agent considerations

EVRY often uses subcontractors or partners to fulfil its contracts with customers. When using partners or subcontractors, the issue is whether EVRY should report revenue based on the gross amount billed (EVRY is the principal) or the net amount retained (that is, the amount billed to the customer less the amount paid to the subcontractor), because EVRY has only earned a commission fee (EVRY is the agent). In most cases, EVRY is fully responsible for the goods and services delivered towards the customer and has the discretion in setting the prices to the customer and is regarded as principal in the contract.

Contract costs

Under the new standard, there are two types of contract costs where an asset must be recognised;

(i)	incremental costs of obtaining a contract, and

(ii)	costs incurred in fulfilling a contract

Incremental costs of obtaining a contract (e.g. sales commission) will be recognised as an asset if EVRY expects to recover them, either directly through reimbursement, or indirectly through the inherent margin in the contract. Costs such as bid costs, negotiations, meetings and contract writing are not considered incremental and are expensed as incurred, unless they are explicitly chargeable to the customer.

Under IFRS 15, entities will capitalise the costs to fulfil a contract if they relate directly to the contract, generate or enhance the resources used to satisfy performance obligations and are expected to be recovered. These costs include direct labour, direct materials, allocation of costs directly related to the contract, costs explicitly chargeable to the customer and other costs that are only incurred because the entity entered into the contract. However, costs that relate to past performance or performance obligations that have already been transferred to the customer and have already been expensed, cannot be capitalised. In order for costs to meet the ‘expected to be recovered’ criterion, costs need to be either explicitly reimbursable under the contract or reflected in the pricing on the contract and recoverable through margin.

IFRS 15 requires these costs to be recognised as an asset and amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.

Presentation and disclosure requirements

As required for the condensed interim financial statements, EVRY disaggregates revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Refer to note 3 for the disclosure of disaggregated revenue.

EVRY ASA	Q2 AND H1 REPORT 2019 | 26

NOTE 1 – GENERAL ACCOUNTING PRINCIPLES (CONT.)

IFRS 16 LEASES

The new standard for leases, IFRS 16, has been implemented with effect from 1 January 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for financial leases under IAS 17. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Group has reviewed its lease agreements and assessed the effects of IFRS 16 on its consolidated financial statements. The Group has implemented IFRS 16 using the modified retrospective method for all lease agreements existing on the implementation date. Comparative figures will not be restated by using the modified retrospective method.

See note 4 for further information regarding IFRS 16 and the implementation effects.

NOTE 2 – ESTIMATES

The preparation of the interim financial statements requires the use of evaluations, estimates and assumptions that affect the application of the accounting principles and amounts recognized as assets and liabilities, income and expenses. The important assessments underlying the application of the Group’s accounting policies and the main sources of uncertainty are the same for the interim financial statements as for the consolidated financial statements for 2018.

EVRY ASA	Q2 AND H1 REPORT 2019 | 27

NOTE 3 - REVENUES AND CONTRACTS ASSETS/LIABILITIES

EVRY aggregates its revenues from contracts with customers by geographic location and service area as EVRY believes that this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

Q2 2019

(NOK million)	EVRY Financial Services	EVRY Norway	EVRY Sweden	Other	Total

Service line
Consulting Services	47	554	247	3161)	1 163
Application Services	534	338	210	—	1 083
Digital Platform Services	281	431	216	—	928
Fulfilment Services	—	96	94	—	190
Group eliminations	—	—	—	-187	-187
Total	862	1 419	767	128	3 177

Q2 2018

(NOK million)	EVRY Financial Services	EVRY Norway	EVRY Sweden	Other	Total

Service line
Consulting Services	47	546	286	2511)	1 130
Application Services	506	307	210	—	1 024
Digital Platform Services	294	450	205	—	949
Fulfilment Services	—	194	134	—	328
Group eliminations	—	—	—	-145	-145
Total	847	1 497	836	106	3 286

H1 2019

(NOK million)	EVRY Financial Services	EVRY Norway	EVRY Sweden	Other	Total

Service line
Consulting Services	93	1 160	515	6181)	2 386
Application Services	1 101	678	432	—	2 212
Digital Platform Services	555	873	445	—	1 873
Fulfilment Services	—	210	191	—	401
Group eliminations	—	—	—	-364	-364
Total	1 749	2 920	1 584	254	6 507

H1 2018

(NOK million)	EVRY Financial Services	EVRY Norway	EVRY Sweden	Other	Total

Service line
Consulting Services	96	1 096	555	4901)	2 237
Application Services	1 022	613	438	—	2 073
Digital Platform Services	547	908	427	—	1 883
Fulfilment Services	—	345	255	—	600
Group eliminations	—	—	—	-299	-299
Total	1 666	2 962	1 675	191	6 494

1) Global Delivery

EVRY ASA	Q2 AND H1 REPORT 2019 | 28

NOTE 3 - REVENUES AND CONTRACTS ASSETS/LIABILITIES (CONT.)

EVRY aggregates its revenues from contracts with customers by geographic location and service area as EVRY believes that this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

2018

(NOK million)	EVRY Financial Services	EVRY Norway	EVRY Sweden	Other	Total

Service line
Consulting Services	184	2 070	1 057	1 0481)	4 360
Application Services	2 072	1 255	852	—	4 180
Digital Platform Services	1 136	1 807	868	—	3 811
Fulfilment Services	—	632	524	—	1 156
Group eliminations	—	—	—	-594	-594
Total	3 392	5 765	3 301	454	12 912

1) Global Delivery

CONTRACT ASSETS AND CONTRACT LIABILITIES

EVRY receives payment from customers based on billing schedules as established in the contracts. Contract assets relate to EVRY’s unconditional right to consideration for the completed performance under the contracts. Accounts receivable are recognised when the right to consideration becomes unconditional. Contract liabilities relate to payments received in advance of performance under the contracts. Contract liabilities are recognised as revenue as (or when) EVRY perform under the contracts. Contract assets mainly consist of implementation projects where the customers have not yet been invoiced.

Contract liabilities consist of prepaid amounts from customers. Net contract assets/-liabilities consist of the following:

(NOK million)	30.06.19	30.06.18

Contract assets	450	440
Contract liabilities - current	-487	-402
Contract liabilities - non-current	-304	-423
Net contract assets/-liabilities	-340	-385

EVRY ASA	Q2 AND H1 REPORT 2019 | 29

NOTE 4 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

IFRS 16 LEASES

IFRS 16 was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 and SIC 15 and 27. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for financial leases under IAS 17. The group implemented IFRS 16 with effect from 1 January 2019. The standard introduces two exemptions for lessees – leases of “low-value assets” and short-term leases (i.e. leases with a lease term of 12 months or less). At the commencement date the lessee will recognise a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

The Group has reviewed its lease agreements and assessed the effects of IFRS 16 on its consolidated financial statements. The Group implemented IFRS 16 using the modified retrospective method for all lease agreements existing on the implementation date. Comparative figures will not be restated when using the modified retrospective method. The Group will apply transition reliefs where the lease asset will be equal to the lease liability at the transition date. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Group has assessed lease of software to be outside the scope of IFRS 16. In addition, the partner agreement with IBM is assessed to be a service agreement and thereby not in the scope of the standard. The Group will apply the two recognition exemptions in the standard, for low value items and short-term leases.

The Group’s assessment has identified an increase on the Group’s balance sheet (assets and liabilities) of NOK 1.7 billion, with no effect on the book value of total equity (Right of Use Asset equal to Lease Liability).

The total cost over the lease term will remain unchanged after the implementation of IFRS 16 compared. However, IFRS 16 will result in a front-loading of expenses and reclassification of costs from operating profit before amortisation of customer contracts (EBITA) to net financial items.

In the Consolidated Statement of Comprehensive Income, operating lease costs (in other operating costs) will be replaced by depreciation and interest expenses. As a result, the group expects the EBITDA to increase in the range of NOK 250 - 350 million. The group expects no significant impact on profit for the year as a result of the implementation of IFRS 16.

In the cash flow statement, the part of lease payments that relates to repayment of the lease liability will be reclassified from cash flows from operations to cash flows from financing.

Implementation effects 1 January 2019 (NOK million)

Right to use assets	1 723
Lease liabilities	1 723
Effect on equity	—

Operating lease committments at 31 December 2018 as disclosed in the Group’s consolidated financial statements	2 601
Discounted using incremental borrowing rate at 1 January 2019	-461
Exemption for short-term leases	-80
Exemption for low-value assets	-337
Lease liabilites recognised at 1 January 2019 - implementation effect	1 723
Financial lease liabilities recognised at 31 December 2018	16
Total lease liabilities reconised at 1 January 2019	1 739

EVRY ASA	Q2 AND H1 REPORT 2019 | 30

NOTE 4 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (CONT.)

Right-of-use assets

The Group leases several assets such as Offices, Data centres, IT equipment and vehicles. The Group’s right-of-use assets are categorised and presented in the table below:

Right-of-use assets	Offices	Data centre	Vehicles	Hardware	Dark fiber and other	Total
Acquisition cost 1 January 2019	884	774	19	37	9	1 723
Addition of right-of-use assets	88	2	9	1	1	102
Currency exchange differences	-15	-5	-1	-0	-0	-21
Acquisition cost 30 June 2019	957	772	27	38	9	1 804

Depreciation	-95	-30	-5	-4	-2	-136
Accumulated depreciation and impairment 30 June 2019	-95	-30	-5	-4	-2	-136

Carrying amount of right-of-use assets 30 June 2019	862	742	22	34	8	1 668

Lower of remaining lease term or economic life	1-9 years	1-17 years	1-3 years	1-4 years	1-3 years
Depreciation method	Linear	Linear	Linear	Linear	Linear

Lease liabilities

Undiscounted lease liabilities and maturity of cash outflows	Premises (incl. data centres)	IT equipment, vehicles, dark fiber and other	Total
Less than 1 year	289	25	314
1-2 years	259	19	279
2-3 years	239	13	252
3-4 years	212	10	222
4-5 years	188	1	189
More than 5 years	959	—	959
Total undiscounted lease liabilities at 30 June 2019	2 146	69	2 214

Summary of the lease liabilities in the financial statements	Statement of:	Premises (incl. data centres)	IT equipment, vehicles, dark fiber and other	Total
At initial application 1 January 2019		1 674	65	1 739
New lease liabilities recognised in the year		90	11	102
Cash payments of the lease liability	Cash flows	-153	-6	-159
Interest expense on lease liabilities	Profit and loss	35	0	36
Currency exchange differences	Profit and loss	-20	-1	-21
Total lease liabilities at 30 June 2019		1 627	69	1 696
Current lease liabilities	Financial position	279	26	305
Non-current lease liabilities	Financial position	1 348	44	1 392
Total cash outflows for leases	Cash flows	-153	-6	-159

Practical expedients applied

The Group also leases personal computers and other IT equipment with contract terms of 1 to 3 years. The Group has elected to apply the practical expedient of low value assets and does not recognise lease liabilities or right-of-use assets. The leases are instead expensed when they incur. The Group has also applied the practical expedient to not recognise lease liabilities and right-of-use assets for short-term leases.

EVRY ASA	Q2 AND H1 REPORT 2019 | 31

NOTE 5 - OTHER INCOME AND EXPENSES

OTHER INCOME AND EXPENSES

(NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018

IBM partner agreement	76	123	160	248	545
Sharebased options (STIP)	2	—	7	—	—
Transaction costs merger	19	—	19	—	—
Provisions former CEO	—	—	—	—	15
Total other income and expenses	98	123	186	248	560

NOTE 6 - NON-CURRENT INTEREST-BEARING LIABILITIES

(NOK million)	30.06.19	30.06.18	31.12.18
Non-current lease liabilities	1 392	14	13
Liabilities to credit institution	5 340	4 816	4 734
Capitalised arrangement fee	-40	-53	-47
Non-current interest bearing liabilities	6 693	4 777	4 700

EVRY ASA	Q2 AND H1 REPORT 2019 | 32

NOTE 7 - FINANCIAL INSTRUMENTS

FAIR VALUE HIERARCHY

Financial instruments that are valued at fair value in the statement of financial position are grouped on the basis of the following fair value hierarchy:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Instruments for which observable information is available, but for which there is no active market.

Level 3:	Instruments for which there is no observable market data and the determination of fair value accordingly uses company specific/subjective information.

(NOK million)	Level 1	Level 2	Level 3	Total book value	Fair Value

Assets
Non-current receivables		3		370	373
Accounts receivable				1 760	1 760
Other current receivables				1 173	1 173
Bank deposits				341	341
Total assets	—	3	—	3 644	3 647

Liabilities
Non-current interest bearing liabilities				5 301	5 301
Non-current lease liabilities				1 392	1 392
Other non-current liabilities		—		636	636
Accounts payable				635	635
Other current liabilities				2 507	2 507
Total liabilities	—	—	—	10 471	10 471

NOTE 8 - PROFIT AND LOSS STATEMENT - ACCOUNT VIEW

(NOK million)	H1 2019	H1 2018	2018

Operating revenue	6 507	6 494	12 912

Cost of goods sold	2 274	2 404	4 667
Salaries and personnel costs	3 056	2 874	5 710

Depreciation and write-down of tangible assets and in-house developed software	242	108	230
Other operating costs	435	662	1 283

Operating profit/-loss before amortisation of customer contracts (EBITA)*	500	446	1 022
Amortisation of customer contracts	—	2	1
Operating profit/-loss (EBIT)	500	444	1 021

Financial income	9	6	13
Financial expense	148	102	217
Net foreign exchange gain/-loss	-43	-49	-27
Net financial items	-181	-144	-231

Profit/-loss before tax	318	300	791

Taxes	69	88	151
Profit/-loss for the year	250	213	640

EVRY ASA	Q2 AND H1 REPORT 2019 | 33

Additional information -
EVRY Financial Services

The product and services within Financial Services can be split into two main areas, based on the products being offered; Cards Services and delivery of Banking solutions and products (i.e. the core banking platform and payment solutions).

The Card Services area covers the complete card value chain from card issuing to card acquiring, physical card production and development of virtual cards, as well as card switching. The Banking area includes sale of solutions for all core banking services and payment solutions. The portfolio includes a wide range of solutions and products for retail and commercial banking services, whether this relates to interfaces with end-customers or solutions to support a bank’s internal or back-office processes and employees. The portfolio is module-based, and includes banking services, transactions systems and payment solutions. The Banking area represents approximately 70% of total revenues within the Financial Services business area.

(NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018

Cards
Revenue	260	254	518	490	989
EBITA	33	45	61	76	148
EBITA margin	12.7%	17.8%	11.9%	15.5%	15.0%

Banking
Revenue	602	593	1 231	1 176	2 403
EBITA	86	61	152	122	307
EBITA margin	14.2%	10.3%	12.3%	10.4%	12.8%

Financial Services Total
Revenue	862	847	1 749	1 666	3 392
EBITA	119	106	213	198	455
EBITA margin	13.8%	12.5%	12.2%	11.9%	13.4%
(NOK million)	Q2 2019	Q2 2018	H1 2019	H1 2018	2018

Revenue Cards
Consulting Services	—	—	—	—	—
Application Services	260	254	518	490	989
Digital Platform Services	—	—	—	—	—
Total Revenue Cards	260	254	518	490	989

Revenue Banking
Consulting Services	47	47	93	96	184
Application Services	274	253	583	532	1 083
Digital Platform Services	281	294	555	547	1 136
Total Revenue Banking	602	593	1 231	1 176	2 403

Revenue Financial Services Total
Consulting Services	47	47	93	96	184
Application Services	534	506	1 101	1 022	2 072
Digital Platform Services	281	294	555	547	1 136
Total Revenue Financial Services	862	847	1 749	1 666	3 392

EVRY ASA	Q2 AND H1 REPORT 2019 | 34

Alternative performance measures

The EVRY Group’s financial information is prepared in accordance with International Financial Reporting Standards (IFRS). In addition to the ordinary financial performance measures prepared in accordance with IFRS, it is management’s intent to provide alternative performance measures to enhance the understanding of the Group’s underlying performance. These alternative performance measures take into consideration other income and expenses defined as items regarded as special due to their nature and include among others provision for restructuring, write-downs, strategic processes and refinancing.

ORGANIC REVENUE GROWTH

Organic revenue growth is a measurement for the company’s ability to grow organically by additional net sales to existing and new customers as opposed to acquired growth. Organic growth is defined as revenue adjusted for impacts from acquisitions, divestments and foreign currency effects. Organic growth is an important key figure to EVRY and to the users of the financial statements, as it illustrates the underlying operational growth excluding effects not related to the operations.

	Second quarter			First six months
(NOK million)	2019	2018	Growth in percent	2019	2018	Growth in percent

Reported revenues	3 178	3 286	-3.3%	6 507	6 494	0.2%
Currency effects		5	-0.1%		-9	0.1%
Acquisition and Divestment impact	—	-1	0.0%	—	18	-0.3%
Basis for organic revenue growth	3 178	3 289	-3.4%	6 507	6 503	0.1%

ADJUSTED EBITA AND EBITDA

Earnings before tax, interests and amortisation of customer contracts (EBITA) is an important performance measure for EVRY. EBITDA is before depreciations and write-downs of tangible assets and in-house developed software. Adjusted EBITA/EBITDA is defined as EBITA/EBITDA less items defined as other income and expenses, which includes inter alia, write-downs and restructuring. These performance measures are considered useful to the users of the financial statements when evaluating operational profitability on a more variable cost basis as they exclude amortisation and depreciation expense related to capital expenditure, and also items not considered as a part of ordinary operations.

	Second quarter		First six months		Year
(NOK million)	2019	2018	2019	2018	2018
Adjusted EBITA	354	374	686	694	1 582
IBM partner agreement	-76	-123	-160	-248	-545
Sharebased options (STIP)	-2	—	-7	—	—
Transaction costs merger	-19	—	-19	—	—
Provisions former CEO	—	—	—	—	-15
EBITA	257	251	500	446	1 022

	Second quarter		First six months		Year
(NOK million)	2019	2018	2019	2018	2018

EBITA	257	251	500	446	1 022
Depreciation and write-down of tangible assets and in-
house developed software	122	55	241	108	230
EBITDA	379	306	741	554	1 252
IBM partner agreement	76	123	160	248	545
Sharebased options (STIP)	2	—	7	—	—
Transaction costs merger	19	—	19	—	—
Provisions former CEO	—	—	—	—	15
Adjusted EBITDA	477	429	927	802	1 812

EVRY ASA	Q2 AND H1 REPORT 2019 | 35

ADJUSTED OPERATIONAL CASH FLOW

Adjusted operational cash flow is defined as cash flow from operating activities less cash effect from other income and expenses. EVRY is of the opinion that this performance measure provides a better expression of the underlying cash flow from operations as it takes into consideration cash effects of items not directly related to the underlying operations, and which will be useful to the users of the financial statements in analysing the company’s operational profitability.

	Second quarter		First six months		Year
(NOK million)	2019	2018	2019	2018	2018

Adjusted operational cash flow	198	374	234	142	1 374
Payments related to IBM partner agreement	-52	-121	-97	-261	-557
Payments related to former CEO	—	—	-15	—	—
Payments related to restructuring processes	-10	-27	-24	-56	-82
Transaction, IPO and refinancing payments	—	-12	—	-22	-22
Net cash flow from operations	136	215	98	-196	713

NET OPERATIONAL INVESTMENTS (CAPEX)

Net operational investments represent the cash flow the investment spending in tangible operating assets and in-house developed software, less sale of tangible operating assets.

	Second quarter		First six months		Year

(NOK million)	2019	2018	2019	2018	2018

Investment in tangible operating assets	-27	-28	-53	-58	-138
Investment in in-house developed software	-122	-63	-195	-127	-260
Sale of tangible operating assets	0	6	0	12	21
Net operational investments (CAPEX)	-149	-85	-247	-173	-377

FREE CASH FLOW

Free cash flow represents the cash flow that EVRY is able to generate after the necessary investments have been made. Free cash flow is defined as operational cash flow adjusted for cash effect of other income and expenses less net operational investments.

	Second quarter		First six months		Year

(NOK million)	2019	2018	2019	2018	2018

Adjusted operational cash flow	198	374	234	142	1 374
Net operational investments (CAPEX)	-149	-85	-247	-173	-377
Free cash flow	48	290	-14	-31	997

CASH CONVERSION

Cash conversion measures how EBITDA is converted into cash and is defined as adjusted operational cash flow before paid interests divided by adjusted EBITDA. In addition, cash conversion is also calculated after investments in tangible operating assets and in-house developed software and sale of tangible assets.

	First six months		Year

(NOK million)	2019	2018	2018

Adjusted operational cash flow	1 466	1 271	1 374
Paid interest	195	163	189
Adjusted EBITDA	1 937	1 831	1 812
Cash conversion (in percent)	85.7%	78.3%	86.2%

Cash Conversion Rates presented for the year ended 30 June 2018 and 2019 are based on adjusted EBITDA for the latest twelve months ended 30 June.

EVRY ASA	Q2 AND H1 REPORT 2019 | 36

ADJUSTED EARNINGS PER SHARE

Adjusted earnings per share is calculated as profit/-loss for the year attributable to shareholders (owners of the parent company) adjusted for other income and expenses after tax, and finance expenses related to refinancing, divided by the average number of shares outstanding over the year.

	Second quarter		First six months		Year
(NOK million)	2019	2018	2019	2018	2018
Profit/-loss for the period attributable to shareholders
(owners of the parent company)	131	112	250	213	640
Other income and expenses	98	123	186	248	560
Tax effect other income and expenses	-21	-28	-41	-57	-129
Adjusted profit/-loss for the period attributable to
shareholders (owners of the parent company)	207	207	395	403	1 071

Average number of shares outstanding	370 806 077	370 806 077	370 806 077	370 806 077	370 806 077

Adjusted earnings per share	0.56	0.56	1.06	1.09	2.89

NET INTEREST-BEARING LIABILITIES (NIBD)

Net interest-bearing liabilities represent current interest-bearing liabilities plus non-current interest-bearing liabilities (before adjustments for capitalised arrangement fees) less bank deposits.

			As of 31
	As of 30 June		December
(NOK million)	2019	2018	2018
Non-current lease liabilities	1 392	14	13
Non-current interest-bearing liabilities (excluding the
capitalised arrangement fee)	5 340	4 816	4 734
Current lease liabilities	305	3	3
Other current interest-bearing liabilities	17	—	—
Bank deposits	-341	-144	-646
Net interest-bearing liabilities (NIBD)	6 713	4 689	4 104

Capitalised arrangement fee	40	53	47
Non-current interest-bearing liabilities (including the capitalised arrangement fee)	6 693	4 777	4 700

NET LEVERAGE

Net leverage represents NIBD divided by adjusted EBITDA.

			As of 31
	As of 30 June		December
(NOK million)	2019	2018	2018
Net interest-bearing liabilities (NIBD)	6 713	4 689	4 104
Adjusted EBITDA	1 937	1 831	1 812
Net leverage	3.47	2.56	2.26

Net leverage presented is based on adjusted EBITDA for the latest twelve months ended 30 June.

WORKING CAPITAL

			As of 31
	As of 30 June		December
(NOK million)	2019	2018	2018
Accounts receivable	1 760	1 654	1 701
Other current receivables	1 173	1 233	1 109
Accounts payable	-635	-757	-842
Duties payable, vacation allowance	-1 044	-970	-1 026
Other current liabilities	-1 158	-1 135	-1 360
less accrued financial expenses	14	12	17
less current interest bearing liabilities	17	—	—
Net working capital	127	39	-401

EVRY ASA	Q2 AND H1 REPORT 2019 | 37